SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
      C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF 528th MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 15, 2007

On the 15th (fifteenth) calendar day of May, two thousand and seven, at five (5) p.m., in the Company's office at Avenida das Nações Unidas, nº 4.777, São Paulo/SP, CEP 05477-000, the 528th (five hundred and twenty-eighth) Meeting of the Board of Directors of BRASKEM S.A was held, and the undersigned Board members were present. Absent Board member Masatoshi Furuhashi being replaced by his respective Alternate member. The Board member Luiz Fernando Cirne Lima, as well as his alternate, were absent, being replaced by the Board member Newton Sergio de Souza, pursuant to the letter of representation previously sent, in accordance with the procedure defined in the Company by-laws. The President José Carlos Grubisich Filho, Officers Carlos José Fadigas de Souza Filho, Mauricio Ferro, Mr. Nelson Raso and Ms. Ana Patrícia Soares Nogueira were also present. The Chairman of the Board of Directors, Pedro Augusto Ribeiro Novis, directed the meeting, and Ms. Ana Patrícia Nogueira acted as a secretary. AGENDA: I) Subjects for deliberation: The following deliberation were taken unanimously 1) PROPOSALS FOR DELIBERATION (“PD”) – approved, after the due analysis of its terms and connected documentation, the following Proposals for Deliberation, copies of which has been duly filed at the Company’s headquarters: a) PD.CA/BAK-10/2007 - The Shut-down of PET Production, for the purpose of (i) approve the stoppage of the production and close-down of DMT Plant and the putting on hold of PET Plant; (ii) authorize the Board of Executive Officers to celebrate any documents, notifications and agreements necessary for the implementation of the deliberations mentioned in the previous “i” item, as well as to enter into the necessary agreement for the implementation of the Commercial Agreement with MG Polímeros Brasil S.A., in order to permit the attendance of the Company’s client demand, in accordance with the details and conditions described on the respective PD. II) Subjects for Acknowledgement: Nothing to record. III) Subjects of Interest to the Company: Nothing to record. IV)Adjournment - No further subjects remaining to be discussed, these minutes were drafted which, after being read, discussed, and found to be in order, will be signed by all the present Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, May 15, 2007. [Signatures: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Nogueira – Secretary; Alvaro Fernandes da Cunha Filho – Vice Chairman; Alvaro Pereira Novis; Antonio Britto Filho; Francisco Teixeira Sá; José de Freitas Mascarenhas; José Lima de Andrade Neto; Luiz Fernando Cirne Lima (p/ Newton Sergio de Souza); Newton Sergio de Souza; Patrick Horbach Fairon; Yukihiro Funamoto].

The above matches the original recorded on its own.

Ana Patrícia Nogueira
Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.